Exhibit (a)(4)


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October 5, 2006


TO:           BAC HOLDERS OF CRI HOTEL PARTNERS, LP.

SUBJECT:      EXTENDED OFFER TO PURCHASE UNITS

Dear BAC Holder:

We are amending the Offer to Purchase and related Letters of Transmittal sent to you on August 30, 2006, (the "Offer"), which was made by the Purchasers identified in the Offer. The Purchasers are offering to purchase ANY AND ALL Units of limited partnership interest (the "Units") in CRI HOTEL INCOME PARTNERS LP (the "Partnership"), not already owned by them for:

                                   $10 per BAC
                                   -----------

BAC holders are urged to consider the following factors:

     o The Offer will provide BAC holders with an opportunity to liquidate their investment without the usual transaction costs associated with market sales. BAC holders may have a more immediate need to use the cash now tied up in an investment in the BACs and may wish to sell them to the Purchasers.

     o The Offer is the highest known secondary offer price available to BAC Holders.

The Purchasers are amending the Offer by extending the Expiration Date to October 18, 2006. You can view the Offer materials as amended on our website at www.mpfi.com (Click on MPF Tenders) or by calling us at the number below. After carefully reading the Offer as amended, if you elect to tender your BACs, mail (using the enclosed pre-addressed, postage paid envelope) or fax (then mail) a duly completed and executed copy of the Letter of Transmittal (printed on pink paper) and change of address forms, and any other documents required by the Letter of Transmittal, to the Depositary for the Offer at the address on this letterhead or via facsimile at (925) 631-9119.

If you have any questions or need assistance, please call the Depository at 800-854-8357.